SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

(Title of the Plan)

ERICSSON INC

Formerly Anaconda-Ericsson Inc. and Ericsson North America Inc.

6300 Legacy Drive

Plano, TX 75024

(Name and address of principal executive offices of the employer sponsoring the Plan)

TELEFONAKTIEBOLAGET LM ERICSSON

(Exact name of Issuer as specified in its charter)

LM ERICSSON TELEPHONE COMPANY

(Translation of Issuer’s Name into English)

Kingdom of Sweden

(Jurisdiction of Incorporation)

(Telefonplan, S-126-25 Stockholm Sweden)

(Name and address of principal executive offices of the Issuer of the securities)

ERICSSON CAPITAL ACCUMULATION

AND SAVINGS PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL

SCHEDULE AND REPORT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2010 AND 2009

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

Note A-	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA not included herein have been omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

Tel: 214-969-7007	700 North Pearl
Fax: 214-953-0722	Suite 2000
www.bdo.com	Dallas, Texas 75201

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Ericsson Capital Accumulation and Savings Plan

Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dallas, Texas

June 29, 2011

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2010 AND 2009

(Thousands of dollars)

	2010	2009
Investments, at fair value:
Investment in Master Trust, at fair value (Notes 3 and 5)	$878,740	$683,388

Total investments	878,740	683,388

Receivables:
Notes receivable from participants	6,165	4,108
Employer’s contributions receivable	1,231	526

Total receivables	7,396	4,634

Net assets available for benefits, at fair value	886,136	688,022

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,505	7,894

Net assets available for benefits	$888,641	$695,916

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2010

(Thousands of dollars)

ADDITIONS
Investment income:
Plan interest in Master Trust investment income (Note 3)	$101,696

Total investment income	101,696

Interest on participant notes receivable	277

Contributions:
Participants	44,250
Employer	34,558
Rollover	30,126

Total contributions	108,934

Total Additions	210,907

DEDUCTIONS
Benefits paid to participants	(68,099)
Administrative expenses	(508)

Total Deductions	(68,607)

Net increase	142,300

Transfers into the Plan due to the Redback merger	50,858
Transfers out of the Plan into the Ericsson Services Inc. 401(k) Plan	(433)

Net assets available for benefits:
Beginning of year	695,916

End of year	$888,641

See accompanying notes to the financial statements.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	THE PLAN

The following description of the Ericsson Capital Accumulation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provision. The Plan was created by action of the board of directors of Ericsson Inc. (the “Company” or “Ericsson” or “Employer”) on May 27, 1983, effective July 1, 1983. The Plan is a defined contribution plan and is administered by an Administrative Committee (the “Committee”) which monitors the investment objectives and performance of the Plan’s individual investment options.

The Plan is a single employer plan.

Participant contributions are made to the Trustee for investment each pay period. There are currently fifteen separate funds to which participants may direct their investments in addition to a self – directed brokerage account (“SDA”). The SDA allows access to a wide variety of mutual funds, stocks and bonds. Brokerage services are provided through JP Morgan Invest LLC. Employees interested in SDA can contact JP Morgan Invest LLC or visit JPMorganInvest.com or Retireonline.com to request an enrollment kit which includes application information. Participants can choose these options for their contributions as well as the Company matched contributions.

Effective August 24, 2009, a Master Trust was created to permit the commingling of trust assets of both the Plan and the Ericsson Services Inc. 401(k) Plan. See Note 3.

As of January 1, 2010 the Redback Networks Inc. 401(k) Plan merged into the Ericsson Capital Accumulation and Savings Plan. Total assets transferred into the Plan due to the merger were approximately $50,858,000.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are presented using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America.

New Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASUs”) ASU 2010-06, which amends Accounting Standard Codification (“ASC”) 820, Fair Value Measurements and Disclosures, adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The adoption did not have a material impact on the Plan’s financial statements.

On September 16, 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which is effective for plan years ending after December 15, 2010. As of January 1, 2010 the Plan has adopted this ASU. The new standard requires that

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

participant loans be classified as notes receivable for GAAP purposes and measured at unpaid principal balance plus accrued but unpaid interest. This new standard has eliminated the need to calculate fair values and present disclosures for these loans in accordance with FASB ASC 820. The Plan has classified participant loans as notes receivable for all years presented.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to provide a consistent definition of fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Contributions and Contribution Receivables

Contributions are recorded on the accrual method of accounting. Contributions receivable are obligations arising from amounts owed to the Plan from participants or the Employer that have not been included in the Plan’s investments at year end. Contributions receivable are recorded at cost, which approximates their fair value. Total contributions receivable were $1,230,896 and $526,497 at December 31, 2010 and 2009, respectively.

Valuation of Investments

The Plan, along with the Ericsson Services Inc. 401(k) Plan, participates in the Ericsson Master Trust (the “Master Trust”). All of the Plan’s investments are held in the Master Trust. See Note 3 for further discussion of the Master Trust. The Plan’s investments in the Master Trust are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Income

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

The Plan accounts for certain investment contracts in accordance with FASB ASC 962 (formerly known as FASB Staff Position AAG INV–1 and Statement of Position (SOP) 94-4-1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans). Under ASC 962, certain investment contracts held by a defined–contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined–contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by ASC 962, the Statement of Net Assets Available for Benefits represents the fair value of the investment contracts as well as the adjustment of fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Security Transactions

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments. Realized gains and losses on security transactions are determined on the trade date (the date the order to buy or sell is executed) as the difference between proceeds received and historical cost. Unrealized gains and losses represent the net change in market value of investments held during the year which are presented at fair value, with adjustments for investments sold.

Upon withdrawal from the Plan, participants invested in Company stock may elect to receive cash or Company stock. Whenever a participant receives stock, the difference between the cost of such stock and the market value on the applicable valuation date is reflected as a realized gain or loss of the Plan. Gains or losses are also realized whenever stocks are sold in satisfaction of the participants’ election to take cash upon withdrawal.

Forfeitures

Company and participants’ capital accumulation contributions, and participants’ savings contributions, and the earnings thereon, are fully and immediately vested. Accordingly, there are no forfeitures in the Plan as of December 31, 2010 or 2009.

Expenses of the Plan

All net costs and expenses of the Plan and its administration, including all fees and expenses of the Trustee, are paid by the Company. All taxes, commissions and other charges on purchases, sales and transfers of Company stock and other securities are paid by the Trustee out of the fund or account involved in such purchase or sale. Participants are responsible for their own managed account fees, brokerage fees, and loan fees.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Administration

The Committee is responsible for the general administration of the Plan and for carrying out its provisions. Members of the Committee serve without compensation from the Plan.

Notes Receivable from Participants

Notes receivables from participants may be granted to participants in an amount not to exceed 50% of the participant’s contribution account. The maximum loan amount is $50,000 minus the participant’s highest loan balance (if any) during the previous 12 months; the minimum loan amount is $1,000. Loans may be repaid through payroll deductions over a selected period between 12 months and 60 months. An employee is allowed only one loan at a time. If an employee misses payments, he/she will be required to make up the payments and accrued interest immediately. Failure to keep the loan current could result in the loan being classified as a ‘deemed distribution’, which is taxable income to the employee. Interest on the loan is set at the time of issuance, and the rate is the prime rate plus 1%. At December 31, 2010, interest rates range from 4% to 9.5%.

Termination Priorities

The Company reserves the right, by action of the board, to amend, suspend or terminate the Plan. In the event that the Plan is terminated or the Company discontinues its contributions, all amounts allocated to the participants’ accounts and all assets held under the Plan will be held for distribution to the participants.

The Company currently has no plans to terminate the Plan.

Benefit Payments

At December 31, 2010 and 2009, there were no benefit claims which had been processed and approved for payment but not yet paid. At JP Morgan Retirement Plan Services, the recordkeeper of the Plan, benefit payments are determined, paid and taxed to participants based upon the date the check is first processed. For financial statement purposes, benefit payments are recorded when paid.

Reclassifications

Participant loans previously reported as a component of investments have been reclassified to a component of receivables in order to conform to the current year presentation.

3.	THE MASTER TRUST

The trust holding the Plan’s assets was converted to a Master Trust on August 24, 2009.

The Master Trust was created pursuant to a trust agreement between the Company and JP Morgan Chase Bank Investor Services (the “Trustee”), as trustee of the funds, to permit the commingling of trust assets of both the Ericsson Capital Accumulation and Savings Plan and the Ericsson Services Inc. 401(k) Plan (collectively, the “Plans”), for investment and administrative purposes. The assets of the Master Trust are held by the Trustee. JP Morgan Retirement Plan Services is the record keeper for the Plans. The Trustee receives all participating employee and Company contributions to

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

the Plans and holds, manages, and invests the same in accordance with the investment election of each participating employee, the terms and conditions of the Plans, and the instructions and directions of the Committee.

The following table summarizes the net assets and investment income of the Master Trust.

NET ASSETS OF THE MASTER TRUST (amounts in thousands)	December 31, 2010	December 31, 2009
Investments at fair value:
JPMorgan Stable Value	$135,736	$116,880
SSgA S&P 500 Fund	106,901	85,091
PIMCO Total Return Bond Fund	137,293	89,567
American Funds Europacific Growth Fund	103,194	79,846
LM Ericsson Telephone Company, ADR, Class B	71,857	62,775
American Century Investments Equity Income Fund	68,501	54,561
Morgan Stanley Institutional Mid Cap Fund	64,006	42,108
Wells Fargo Advantage Small Cap Value Fund	59,809	46,096
Harbor Capital Appreciation	59,304	44,712
Buffalo Small Cap Fund	32,407	24,327
Perkins Mid Cap Value Fund	28,386	19,654
American Century Investments International Discovery Fund	28,230	18,301
JPMorgan Investment Self Directed Account	23,352	19,325
Columbia Mid Cap Index-A	15,161	9,007
Columbia Small Cap Index-A	4,014	1,299

Total investments	938,151	713,549

Net assets available for benefits, at fair value	938,151	713,549

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,556	7,925

Net assets available for benefits	$940,707	$721,474

Net Investments in Master Trust - By Plan
Ericsson Capital Accumulation and Savings Plan
Investment in Master Trust	$878,740	$683,388
Plan’s percentage interest in net assets of the Master Trust	93.7%	95.8%

Ericsson Services Inc. 401(k) Plan
Investment in Master Trust	$59,411	$30,161
Plan’s percentage interest in net assets of the Master Trust	6.3%	4.2%

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

INVESTMENT INCOME OF THE MASTER TRUST (amounts in thousands)	Year ended December 31, 2010
Net appreciation (depreciation) in fair value of investments:
Company stock	$16,315
Common/collective funds	15,819
Registered investment companies	59,211
Bond mutual funds	(472)

$90,873

Dividends	14,708

Other Income	2,327

Net investment income	$107,908

Net investment income from Master Trust - by Plan
Ericsson Capital Accumulation and Savings Plan	$101,696

Ericsson Services Inc. 401(k) Plan	$6,212

4.	PLAN PARTICIPATION

The Company offers the Plan for eligible U.S. employees to which qualified employees may elect to contribute stated percentages of eligible pay. Participation by eligible employees is voluntary. All eligible employees may participate in the Plan the first day of any calendar quarter following the date they become eligible. At December 31, 2010 and 2009, the numbers of active participants were 5,642 and 3,476, respectively.

Eligible participants may contribute on a pretax basis any whole percentage from 1% to 50% of their eligible earnings up to current IRS limits into the Capital Accumulation 401(k) portion of the Plan; participants may also contribute any whole percentage from 1% to 5% of their eligible earnings to the Savings portion on an after-tax basis. The Company contributes 3% of a participant’s eligible pay for employees who are not actively participating in the Company’s Defined Benefit Plan, whether or not the employee contributes. The Company also matches 100% of the first 3% and an additional 50% on the 4th % and 5th % contributed. The match may be applied to either the 401(k) contribution or to the after-tax savings contribution, or to a combination of both. All employee and Employer contributions are 100% vested immediately.

Participants may change their percentage payroll deduction elections at anytime during the year using the voice response system or the web-based JP Morgan Retirement Plan Services’ “Retireonline” system. Participants may change investment percentages between funds at any time during the year. Participants may transfer existing fund balances to other available investment options at any time during the year. There are no restrictions on the transfer of investment balances from L M Ericsson Telephone Co. shares of Common Stock to other investment funds.

Each participant’s account is credited with the participant’s contributions, Company matching contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Participants may, at any time, request certain in-service withdrawals in the form of a normal or hardship withdrawal. Normal withdrawals may be requested from the Employee Savings account and Company Savings account for money that has been in the Plan for two full calendar years. Hardship withdrawals must meet certain requirements including approval by the Committee.

5.	FAIR VALUE MEASUREMENTS

The accounting standards establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Mutual funds represent investments with various registered investment managers. The fair values of these investments are determined by reference to the fund’s underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the quoted market price as of December 31, 2010 and 2009 and classified as Level 1 and Level 2 assets.

Common/Collective Trusts

Common/Collective Trusts (“CCTs”) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however, the fair value is determined based on the underlying investments as traded in an exchange and active market. There is no restriction in place with respect to the daily redemption of the CCTs.

Self-Directed Brokerage Accounts (SDA)

SDA accounts include investments in cash and cash equivalents, common stock, preferred stock, registered investment companies and partnerships. Cash and cash equivalent investments include cash and short-term interest-bearing investments with initial maturities of three months or less. Such amounts are recorded at cost, plus accrued interest. Common stock and preferred stock traded in active markets on national securities exchanges are valued at closing prices on the last business day of each period presented. Securities traded in markets that are not considered active are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. Securities that trade infrequently and therefore have little or no price transparency are valued using the Plan’s investment manager’s best estimates. Mutual funds in registered investment companies are valued as mentioned above. Partnerships are valued using the Plan’s investment manager’s best estimates based on the partnership’s financial statements and the plans allocation of earnings and losses.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Common Stocks

Ericsson Inc. common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

As of December 31, 2010, the Master Trust investments measured at fair value on a recurring basis were as follows:

December 31, 2010	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$276,637,396	$—	$—	$276,637,396
Growth funds	167,200,202	—	—	167,200,202
Fixed income funds	137,292,525	—	—	137,292,525
Index funds	19,174,328	—	—	19,174,328

Total mutual funds	600,304,451	—	—	600,304,451
Ericsson stock fund	71,857,221	—	—	71,857,221
Commingled fund	—	106,900,562	—	106,900,562
Collective trusts	—	135,736,100	—	135,736,100
Self Directed Accounts:
Corporate Debt	—	4,178	—	4,178
Interest bearing cash	—	5,099,714	—	5,099,714
Non Interest bearing cash	—	343,962	—	343,962
Common and preferred stocks	—	13,998,310	—	13,998,310
Other	—	187,103	—	187,103
Partnerships	—	—	32,775	32,775
Registered Investment Companies	—	3,686,256	—	3,686,256

Total investments at fair value	$672,161,672	$265,956,185	$32,775	$938,150,632

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2009, the Master Trust investments were measured at fair value on a recurring basis as follows:

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual funds:
Balanced funds	$207,650,924	$—	$—	$207,650,924
Growth funds	121,954,294	—	—	121,954,294
Fixed income funds	89,567,425	—	—	89,567,425
Index funds	10,305,920	—	—	10,305,920

Total mutual funds	429,478,563	—	—	429,478,563
Ericsson stock fund	62,774,710	—	—	62,774,710
Commingled fund	—	85,091,161	—	85,091,161
Collective trusts	—	116,880,454	—	116,880,454
Self Directed Accounts:
Interest bearing bash	—	4,709,623	—	4,709,623
Non Interest bearing bash	—	127,179	—	127,179
Common and preferred stocks	—	11,240,828	—	11,240,828
Other	—	36,225	—	36,225
Partnerships	—	—	75,812	75,812
Registered Investment Companies	—	3,135,676	—	3,135,676

Total investments at fair value	$492,253,273	$221,221,146	$75,812	$713,550,231

6.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are Common Stock shares of LM Ericsson Telephone Company, a related party of Ericsson Inc. Ericsson Inc. sponsors the plan; therefore, this investment qualifies as a party-in-interest transaction. The Plan recorded purchases of $19,354,928 and sales of $29,506,751 of the Company’s stock during the year ended December 31, 2010.

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank and its affiliates. These institutions served or are currently serving as trustee to the Plan and, therefore, these investments qualify as party-in-interest transactions.

7.	TAX STATUS OF THE PLAN

Management believes that the Plan is qualified under section 401(a) of the Internal Revenue Code (“IRC”) and therefore, the trust is exempt from taxation under section 501(a). The Internal Revenue Service granted a favorable letter of determination to the Plan covering its first four amendments on September 13, 2002. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

Although the Plan has been amended since receiving the determination letter, management believes the Plan remains qualified under the applicable sections of the IRC and the Employee Retirement Income Security Act of 1974.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

8.	SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Plan holds investments in synthetic guaranteed investment contracts (“synthetic GICs”) as part of the Stable Value Fund. The investments in synthetic GICs are presented at fair value on the table of the investments held in the Plan. The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value, which is calculated by discounting the annual rebid fee, due to rebid, over the duration of the contract assets. The wrappers rebid value was $0 as of December 31, 2010 and 2009, respectively.

In determining the net assets available for benefits, the synthetic GICs are recorded at their contract values, which are equal to principal balance plus accrued interest. As provided in ASC 962, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

The Stable Value Fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The synthetic GICs issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GICs are included in the financial statements at contract value as reported to the Plan by the Trustee, the investment manager. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

The average yield of the synthetic GICs based on actual earnings was approximately 2.00% and 1.99% at December 31, 2010 and 2009, respectively. The average yield of the synthetic GICs based on interest rate credited to participants was approximately 1.42% and 1.57% at December 31, 2010 and 2009, respectively.

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Master Trust as of December 31, 2010.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2010

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Wrapped bonds		$120,478,057	$—	$—	$123,034,552
Aegon	AA-	—	—	639,103	30,757,624
State Street Bank	AA-	—	—	639,190	30,761,815
IXIS Financial Products	A+	—	—	639,103	30,757,624
UBS	A+	—	—	639,100	30,757,489
Short-term investments		11,768,029	—	—	11,768,029

Total		$132,246,086	$—	$2,556,496	$134,802,581

The following table shows the adjustment from fair value to contract value for the fully benefit-responsive investment contract, in the Plan as of December 31, 2009.

December 31, 2009

	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value	Contract Value
Wrapped bonds		$114,794,788	$—	$—	$122,719,414
Aegon	AA	—	—	1,981,092	30,678,850
State Street Bank	AA	—	—	1,981,357	30,682,959
IXIS Financial Products	A+	—	—	1,981,092	30,678,850
UBS	AA	—	—	1,981,086	30,678,755
Short-term investments		2,180,306	—	—	2,180,306

Total		$116,975,094	$—	$7,924,627	$124,899,720

9.	FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK IN THE PLAN

In accordance with the investment strategy of the managed accounts, the Plan’s investment managers may execute transactions in various financial instruments that may give rise to varying degrees of off-balance-sheet market and credit risk. These instruments can be executed on an exchange or negotiated in the OTC market. These financial instruments include futures, forward settlement contracts, swap and option contracts.

Swap contracts include equity, credit default and interest rate swap contracts. Equity swaps involve an agreement to exchange cash flows based on the total return of underlying securities.

Credit default swaps involve the exchange of cash flows based on the creditworthiness of the underlying issuer of securities. Interest rate swaps involve an agreement to exchange periodic interest payment streams (typically fixed vs. variable) calculated on an agreed upon periodic interest rate multiplied by a predetermined notional principal amount.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Market risk arises from the potential for changes in value of financial instruments resulting from fluctuations in interest and foreign exchange rates and in prices of debt and equity securities. The gross notional (or contractual) amounts used to express the volume of these transactions do not necessarily represent the amounts potentially subject to market risk. In many cases, these financial instruments serve to reduce, rather than increase, the Plan’s exposure to losses from market or other risks. In addition, the measurement of market risk is meaningful only when all related and offsetting transactions are identified. The Plan’s investment managers generally limit the Plan’s market risk by holding or purchasing offsetting positions.

As a writer of option contracts, the Plan receives a premium to become obligated to buy or sell financial instruments for a period of time at the holder’s option. During this period, the Plan bears the risk of an unfavorable change in the market value of the financial instrument underlying the option, but has no credit risk, as the counterparty has no performance obligation to the Plan once it has paid its cash premium.

The Plan is subject to credit risk of counterparty nonperformance on derivative contracts in a gain position, except for written options, which obligate the Plan to perform and do not give rise to any counterparty credit risk.

Investments sold, but not yet purchased by the Plan as of December 31, 2010 and 2009 involve obligations to deliver specified securities at contracted prices and thereby create a liability to purchase the securities at prevailing future market prices.

Accordingly, these transactions result in off-balance sheet risk as the Plan’s ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased, may exceed the amount recognized in the financial statements.

The Plan’s investment managers typically monitor risk exposure related to financial instruments through the use of financial, credit and legal reporting systems.

As of December 31, 2010 and 2009, the Plan did not hold any such investments.

ERICSSON CAPITAL ACCUMULATION AND SAVINGS PLAN

SCHEDULE H LINE 4i – SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2010

EIN: 06-1119960

Plan Number: 006

Name and Issuer	Description of Investment	Current Value
*Various Participants	Participant loans (4.00% - 9.5%)	$6,164,783

(*)	Indicates a party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ericsson Capital Accumulation and Savings Plan

Date: 06/29/11

by
Paul Miesse
Vice President HR and Organization
Head of Administrative Committee

EXHIBIT INDEX

Exhibit No.

99.1 Consent of Independent Accountants – Filed herewith